VIA EDGAR

April 27, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Melissa Gilmore

Re:	Pony Group Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 24, 2020
File No. 333-234358

Dear Ms. Gilmore:

On behalf of Pony Group Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 30, 2020, regarding the Amendment No. 3 to Registration Statement on Form S-1 submitted to the Commission on March 24, 2020. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement (the “Amended Registration Statement”), which has been submitted to the Commission on April 23, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amended Form S-1 filed March 24, 2020

General

1.	Please revise your prospectus disclosure to address any material impacts that the coronavirus disease 2019 (COVID-19) has had or may have on your business. We note for example travel restrictions and social distancing requirements in the markets in which you operate. Please refer to CF Disclosure Guidance: Topic No. 9 for further guidance, available at https://www.sec.gov/corpfin/coronavirus-covid-19.

We have revised the disclosure in response to the Staff’s comment. Please see page 30 of the Amended Registration Statement under the heading “Liquidity and Capital Resources” in the section “Management Discussion and Analysis of Financial Condition and Results of Operations.” Please also see page 9 of the Amended Registration Statement under the heading “[t]he impact of any kind of epidemic, such as the coronavirus, on our operations, and the operations of the car fleet companies, may harm our business.”

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Richard I. Anslow of Ellenoff Grossman & Schole LLP, at rasnlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan
Wenxian Fan

cc:	Richard I. Anslow
Ellenoff Grossman & Schole LLP